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                                                         Page 1 of 6 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 7)

                               ALLEGHENY LUDLUM CORPORATION
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                                   (Name of Issuer)

                       Common Stock, par value $0.10 per share
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                            (Title of Class of Securities)

                                     016900 10 2
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                                    (CUSIP Number)

                 Charles M. Grimstad, Esq., Kirkpatrick & Lockhart,
             1500 Oliver Building, Pittsburgh, PA 15222   (412) 355-6412
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                October 5, 1994
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               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                                     Schedule 13D
                                  (Amendment No. 7)
          CUSIP No. 016900 10 2                          Page 2 of 6 pages
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          1.  NAME OF REPORTING PERSON     Richard P. Simmons
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     N/A
                                  ---

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER             16,335,042
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            41,792
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,293,250


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,335,042
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [X]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     23.1
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --
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                                     Schedule 13D
                                  (Amendment No. 7)
          CUSIP No. 016900 10 2                           Page 3 of 6 pages
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          1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                           ------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                   (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    N/A
                                 ---


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                 15,000
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            15,000
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,293,250

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,308,250
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     23.0
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --
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                            SCHEDULE 13D, Amendment No. 7
          CUSIP No. 016900 10 2                           Page 4 of 6 pages
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          Items 5 and 6 of Schedule 13D of the undersigned (the "Reporting
          Persons"), dated July 14, 1988, as amended, are amended to read in their entirety as follows. (Except as otherwise indicated, share information herein reflects the 3-for-2 stock split effected July 2, 1990 and the 2-for-1 stock split effected July 1, 1993.)

          Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) At the date of this Amendment, the Reporting Persons are the joint owners of an aggregate of 16,293,250 shares of the Common Stock, representing approximately 23.0 percent of the total number of outstanding shares of the Common Stock as of September 30, 1994. Except as described in Item 6(b) of this Statement, Richard P. Simmons possesses the sole power to vote said shares, and the Reporting Persons share the power to dispose or direct the disposition of said shares.

                    (b) In addition to the shares described in the foregoing paragraph, a total of 27,791.7141 shares of the Common Stock (the "RSP Shares") have been credited to the account of Richard P. Simmons in the Allegheny Ludlum Retirement Savings Plan as of June 30, 1994, and additional shares have accrued to his account since that date. Richard P. Simmons has the sole voting power and sole investment power with respect to the RSP shares, subject to certain limitations on his investment power under the terms of the Plan.

                    (c) Of the total RSP shares, 251 shares have accrued to the account of Richard P. Simmons in fiscal year 1994 through June 30, 1994 and have been credited to the account of Richard P. Simmons as of June 30, 1994.

                    (d)  Not included in Items 5(a), (b) and (c) are
          245,000 shares of the Common Stock owned by the R. P. Simmons Family Foundation (the "Foundation") as of September 30, 1994, representing approximately 0.35% of the outstanding shares of the Common Stock as of that date. The Trust Agreement by which the Foundation was created is irrevocable, and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and which are entitled to exemption from Federal income tax under
          Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and the sole power to direct the disposition of said shares, Mr.
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                            SCHEDULE 13D, Amendment No. 7
          CUSIP No. 016900 10 2                           Page 5 of 6 pages
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          Simmons disclaims any beneficial ownership of said shares; andthe filing of this Statement or of any amendment hereto shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of said shares for the purposes of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (d) from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

                    (e) At the date of this Amendment, Richard P. Simmons is the sole beneficial owner of 14,000 shares of the Common Stock, and Dorothy P. Simmons is the sole beneficial owner of 15,000 shares of the Common Stock, in addition to the shares reported in Items 5(a)-(d), inclusive.

                    (f) On October 5, 1994, the Reporting Persons entered into the transaction described in Item 6(b) of this Amendment.

          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    (a) Richard P. Simmons and Dorothy P. Simmons are husband and wife. The Agreement, filed as Exhibit A to this Statement, confers upon Richard P. Simmons the sole power to vote the shares of Common Stock jointly owned by the Reporting Persons. The Agreement provides that such voting power shall be irrevocable and shall terminate only upon the death of either of the Reporting Persons.

                    (b) On October 5, 1994, the Reporting Persons made a pledge of 3,000,000 shares of the Common Stock to The Northern Trust Company as collateral security for one or more loans that may be made to the Reporting Persons. The loan documents provide among other things that the loans outstanding at any one time thereunder will not exceed $25,000,000 in total principal amount, will have a scheduled maturity date of August 30, 1995, with right of prepayment, and that the minimum account/asset value shall be no less than two times the amount outstanding under the line. The loan documents also provide that upon the occurrence and during the continuance of an Event of Default thereunder, The Northern Trust Company shall have the right to exercise any rights and remedies of a secured party under the Uniform Commercial Code and shall have the right to sell the pledged shares at any public or private sale.
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                            SCHEDULE 13D, Amendment No. 7
          CUSIP No. 016900 10 2                           Page 6 of 6 pages
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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             RICHARD P. SIMMONS
          Date:  10/5 1994                   -----------------------------
                                             Richard P. Simmons


                                             DOROTHY P. SIMMONS
          Date:  10/5 1994                   -----------------------------
                                             Dorothy P. Simmons